Exhibit 99.1

Genetic Technologies Limited Announces Ordinary Share Consolidation and ADS Ratio Change

Melbourne, Australia, 12 December 2023: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”, “GTG”), a global leader in genomics-based tests in health, wellness and serious disease, announced today its plans to effect:

(i)	a share consolidation of its ordinary shares (the “Shares”) of one (1) for one hundred (100) existing Shares (the “Local Consolidation”) and

(ii)	a change of ratio in the Company’s American Depositary Share (“ADS”) program, comprising a change in the ratio of American Depositary Shares (the “ADSs”) to Shares from one (1) ADS representing six hundred (600) Shares, to one (1) ADS representing thirty (30) Shares (the “Ratio Change”).

The effective date of the Local Consolidation and Ratio Change (the “Effective Date”) is expected to be December 14, 2023. The Shares will continue to be traded on the ASX, under the symbol “GTGDA”, from 14 December to 22 December 2023, before reverting to the symbol “GTG’ from 27 December 2023. The ADSs will continue to be traded on The Nasdaq Stock Exchange under the symbol “GENE”.

On the Effective Date, ADS holders will be required on a mandatory basis to surrender their old ADSs to BNY Mellon for cancellation and exchange at a rate of one (1) ‘new’ ADSs (CUSIP 37185R406) for every five (5) ‘old’ ADSs (CUSIP 37185R307) surrendered. Holders of ADSs in the Direct Registration System or in brokerage accounts will have their ADSs automatically exchanged and need not take any action. No fraction of an ADS will be issued. BNY Mellon will attempt to sell any fractions and distribute the cash proceeds to holders. A cancellation fee of $0.022200 per Old ADS surrendered will be charged.

-ENDS-

Genetic Technologies Limited	60-66 Hanover Street
www.genetype.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000

Enquiries

Investor Relations

Adrian Mulcahy

Automic Markets

M: +61 438 630 411

E: adrian.mulcahy@automicgroup.com.au

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. A global leader in genomics-based tests in health, wellness and serious disease through its geneType and EasyDNA brands. GTG offers cancer predictive testing and assessment tools to help physicians to improve health outcomes for people around the world. The company has a proprietary risk stratification platform that has been developed over the past decade and integrates clinical and genetic risk to deliver actionable outcomes to physicians and individuals. Leading the world in risk prediction in oncology, cardiovascular and metabolic diseases, Genetic Technologies continues to develop risk assessment products. For more information, please visit www.genetype.com

Forward Looking Statements

This press release contains certain forward-looking statements. Words, and variations of words such as “believe,” “expect,” “plan,” “continue,” “will,” “should,” and similar expressions are intended to identify our forward-looking statements. These forward-looking statements involve risks and uncertainties, many of which are beyond our control, and important factors that could cause actual events and results to differ materially from those in the forward-looking statements. For additional information factors that could affect our forward-looking statements, see our risk factors, as they may be amended from time to time, set forth in our public filings with the Securities and Exchange Commission. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this press release, except as required by applicable law or regulation.

Genetic Technologies Limited	60-66 Hanover Street
www.genetype.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000